UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)
CNA Surety Corporation

(Name of Issuer)
Common Stock, $.01 par value

(Title of Class of Securities)
12612L1008

(CUSIP Number)
Jonathan D. Kantor, Esq.
Executive Vice President, General Counsel and Secretary
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois 60604-4107
Telephone: (312) 822-5000
With a copy to:
Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 20, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	12612L1008	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS Continental Casualty Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

WC/AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,425,147 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

27,425,147 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,425,147 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.0% (1)

14	TYPE OF REPORTING PERSON (see instructions)

IC
(1) Continental Casualty Company owns 26,612,258 shares directly and 812,889 shares indirectly through its subsidiary The Continental Insurance Company. The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. Continental Casualty Company and its direct and indirect parent companies, each specifically disclaims beneficial ownership of the securities held by its subsidiaries.

CUSIP No.	12612L1008	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS The Continental Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,425,147 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

27,425,147 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,425,147 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.0% (2)

14	TYPE OF REPORTING PERSON (see instructions)

HC
(2) The Continental Corporation ("TCC") holds none of the shares directly and specifically disclaims beneficial ownership of the securities identified herein. The securities identified are held by the following subsidiaries in the following amounts: Continental Casualty Company (26,612,258 shares) and The Continental Insurance Company (812,889 shares). The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

CUSIP No.	12612L1008	Page	4	of	8 Pages

1	NAMES OF REPORTING PERSONS CNA Financial Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,425,147 (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

27,425,147 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,425,147 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.0% (3)

14	TYPE OF REPORTING PERSON (see instructions)

HC
(3) CNA Financial Corporation holds none of the shares directly and specifically disclaims beneficial ownership of the securities identified herein. The securities identified are held by the following subsidiaries in the following amounts: Continental Casualty Company (26,612,258 shares) and The Continental Insurance Company (812,889 shares). The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

CUSIP No.	12612L1008	Page	5	of	8 Pages

1	NAMES OF REPORTING PERSONS Loews Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,425,147 (4)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

27,425,147 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,425,147 (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.0% (4)

14	TYPE OF REPORTING PERSON (see instructions)

HC
(4) Loews Corporation holds none of the shares directly and specifically disclaims beneficial ownership of the securities identified herein. The securities identified are held by the following subsidiaries in the following amounts: Continental Casualty Company (26,612,258 shares) and The Continental Insurance Company (812,889 shares). The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

     This Amendment No. 3 amends the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on March 27, 2000 by Continental Casualty Company, an Illinois insurance company (“Continental”), CNA Financial Corporation, a Delaware corporation (“CNAF”), and Loews Corporation ("Loews"), a Delaware corporation, as amended by Amendment No. 1 filed on May 31, 2000 and by Amendment No. 2 filed on November 1, 2010.
Item 3. Sources and Amount of Funds or Other Considerations.
     Item 3 of Schedule 13D is hereby amended by inserting the following at the end thereof:
     CNAF estimates that the aggregate consideration that would be required to acquire the shares of Common Stock in the transaction described in Item 4 would be approximately $475 million. The shares of Common Stock that would be acquired in connection with the transaction would be purchased with working capital of subsidiaries of CNAF.
Item 4. Purpose of Transaction.
     Item 4 of Schedule 13D is hereby amended by inserting the following at the end thereof:
     On April 20, 2011, CNAF, Surety Acquisition Corporation (“Merger Sub”), a newly formed Delaware corporation that is an indirect wholly owned subsidiary of CNAF, and CNA Surety Corporation, a Delaware corporation (“Surety”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).
     Pursuant to the Merger Agreement, Merger Sub will, as soon as practicable, commence a tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock of CNA Surety that subsidiaries of CNAF do not currently own for a purchase price of $26.55 in cash per share. The Merger Agreement has been approved by the board of directors of Surety following the recommendation and approval of a Special Committee consisting of Surety’s three independent directors.
     A copy of the Merger Agreement is filed as Exhibit G to this Schedule 13D, and is incorporated by reference into this Item 4. Following the execution of the Merger Agreement, CNAF and Surety issued a joint press release, a copy of which is filed as Exhibit H to this Schedule 13D, and is incorporated by reference into this Item 4. The foregoing description of the Merger Agreement, and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement.
     The Offer and the transactions contemplated by the Merger Agreement would result in one or more of the actions specified in clauses (a) — (j) of Item 4 of Schedule 13D, including the acquisition of additional securities of Surety, a merger or other extraordinary transaction involving Surety, changes to Surety’s certificate of incorporation and bylaws, the delisting of the shares of Common Stock of Surety from the New York Stock Exchange and the shares of Common Stock of Surety becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
     This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities. The tender offer described in this Schedule 13D has not yet commenced. At the time the tender offer is commenced, CNAF will file a tender offer statement on Schedule TO with the SEC. CNA Surety stockholders and other interested parties are urged to read these materials when they become available because they will contain important information. CNA Surety stockholders will be able to obtain such documents (when available) free of charge at the SEC’s web site, www.sec.gov. CNA Surety stockholders will also be able to obtain the documents that are filed by CNA (when available) for free from CNA at www.cna.com or at 333 South Wabash Avenue, Chicago, Illinois 60604.
Item 5. Interest in Securities of the Issuer.
     Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:
     (a) Continental owns 26,612,258 shares directly and 812,889 shares indirectly through its subsidiary The Continental Insurance Company (“CIC”). The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. Continental specifically disclaims beneficial ownership of the securities held by its subsidiaries.

6

     TCC, CNAF and Loews hold none of the shares of Common Stock directly and specifically disclaim beneficial ownership of the securities identified herein. The securities identified are held by the following subsidiaries in the following amounts: Continental (26,612,258 shares) and CIC (812,889 shares). The characterization of shared dispositive power with the parent companies is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

	Continental		TCC		CNAF		Loews
Amount Beneficially Owned	27,425,147	(1)	27,425,147	(2)	27,425,147	(3)	27,425,147	(4)
Percent of Class	61.0%		61.0%		61.0%		61.0%

(1)	Continental specifically disclaims beneficial ownership of the securities held by its subsidiaries.

(2)	TCC specifically disclaims beneficial ownership of the securities held by its subsidiaries.

(3)	CNAF specifically disclaims beneficial ownership of the securities held by its subsidiaries.

(4)	Does not include 5,050 shares of Common Stock held by executive officers and directors of Loews. Loews specifically disclaims beneficial ownership of the securities held by its subsidiaries.
     (b) Number of shares as to which such person has:

	Continental		TCC		CNAF		Loews
Sole power to vote or to direct the vote	0		0		0		0

Shared power to vote or to direct the vote	27,425,147	(1)	27,425,147	(2)	27,425,147	(3)	27,425,147	(4)

Sole power to dispose or to direct disposition of	0		0		0		0

Shared power to dispose or to direct disposition of	27,425,147	(1)	27,425,147	(2)	27,425,147	(3)	27,425,147	(4)

(1)	Continental specifically disclaims beneficial ownership of the securities held by its subsidiaries.

(2)	TCC specifically disclaims beneficial ownership of the securities held by its subsidiaries.

(3)	CNAF specifically disclaims beneficial ownership of the securities held by its subsidiaries.

(4)	Does not include 5,050 shares of Common Stock held by executive officers and directors of Loews. Loews specifically disclaims beneficial ownership of the securities held by its subsidiaries.
     (c) None of Continental, TCC, CNAF or Loews, nor to their best knowledge, any of the Listed Persons have effected any transactions in the shares of Common Stock during the sixty day period prior to the date hereof.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 of Schedule 13D is hereby amended in its entirety to read as follows:
     Other than the Merger Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships with respect to securities of Surety.

7

Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibit(s) to the end thereof:

Exhibit G	Agreement and Plan of Merger, dated as of April 20, 2011, among CNA Financial Corporation, Surety Acquisition Corporation and CNA Surety Corporation (incorporated by reference to Exhibit 2.1 to CNA Surety Corporation’s Current Report on Form 8-K filed with the SEC on April 21, 2011, File No. 001-13277)

Exhibit H	Joint Press Release dated April 21, 2011 (incorporated by reference to Exhibit 99.1 to CNA Financial Corporation’s Current Report on Form 8-K filed with the SEC on April 21, 2011, File No. 001-05823)

8

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 21, 2011

CONTINENTAL CASUALTY COMPANY
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

THE CONTINENTAL CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

CNA FINANCIAL CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

LOEWS CORPORATION
By:	/s/ Gary W. Garson
Gary W. Garson
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit A	Press Release dated March 20, 2000*

Exhibit B	Press Release dated May 26, 2000*

Exhibit C	Joint Filing Agreement*

Exhibit D	Proposal Letter dated October 29, 2010*

Exhibit E	Press Release dated November 1, 2010*

Exhibit F	Joint Filing Agreement dated as of November 1, 2010*

Exhibit G	Agreement and Plan of Merger, dated as of April 20, 2011, among CNA Financial Corporation, Surety Acquisition Corporation and CNA Surety Corporation **

Exhibit H	Joint Press Release dated April 21, 2011**

*	Previously filed

**	Filed herewith